Filed pursuant to Rule 433
Dated January 21, 2011
Registration Statement Nos. 333-167844
333-167844-01
Free Writing Prospectus
(To Prospectus dated December 22, 2010)

TERM SHEET

Lloyds TSB Bank plc

$2,000,000,000 Floating Rate Notes due 2014

Fully and unconditionally guaranteed by
Lloyds Banking Group plc

Issuer:	Lloyds TSB Bank plc

Guarantor:	Lloyds Banking Group plc

Format/Ranking:	SEC Registered Global Notes – Floating Rate Senior Unsecured

Principal Amount:	$2,000,000,000

Pricing Date:	January 21, 2011

Expected Settlement Date:	January 25, 2011 (T+2)

Maturity Date:	January 24, 2014

Interest Rate:	U.S. Dollar three-month LIBOR plus 235 basis points

Initial Interest Rate:	2.65313%

Price to Public:	100.00%

Interest Payment Dates:	Quarterly in arrears on January 24, April 24, July 24, and October 24, subject to the Business Day Convention described below. The Initial Interest Payment Date will fall on April 26, 2011.

Record Date:	15th calendar day prior to the relevant Interest Payment Date

Interest Reset Dates:	Interest Payment Dates

Day Count Basis:	Actual/360 – modified following adjusted

Business Days:
Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York that is also a London Banking Day

Business Day Convention:
If any Interest Payment Date would fall on a day that is not a Business Day, other than the Interest Payment Date that is also the date of maturity for the Floating Rate Notes, that Interest Payment Date will be postponed to the following day that is a Business Day and interest thereon will continue to accrue, except that if such next Business Day is in a different month, then that Interest Payment Date will be the immediately preceding day that is a Business Day.

Interest Periods:
The first interest period will begin on and include January 25, 2011 and will end on and exclude April 26, 2011. Thereafter, the interest periods will be the periods from and including an Interest Payment Date to but excluding the immediately succeeding Interest Payment Date (together with the first interest period, each a “Floating Rate Interest Period”). However, the final Floating Rate Interest Period will be the period from and including the Interest Payment Date immediately preceding the Maturity Date to but excluding the Maturity Date.

LIBOR Determination:
“LIBOR,” with respect to a Floating Rate Interest Period, shall be the offered rate (expressed as a percentage per annum) for deposits of US dollars having a maturity of three months that appears on the Designated LIBOR Page (as defined below) as of 11:00 a.m., London time.

If no rate appears on the Designated LIBOR Page, LIBOR will be determined for such Interest Determination Date on the basis of the rates at approximately 11:00 a.m., London time, on such Interest Determination Date at which deposits in United States dollars are offered to prime banks in the London inter-bank market by four major banks in such market selected by the calculation agent, after consultation with us, for a term of three months and in a Representative Amount. The calculation agent will request that the principal London office of each of such banks provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such Floating Rate Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, LIBOR for such Floating Rate Interest Period will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in the City of New York on such Interest Determination Date by three major banks in New York City, selected by the calculation agent, after consultation with us, for loans in United States dollars to leading European banks, for a term of three months and in a Representative Amount. If at least two such quotations provided, LIBOR for such Floating Rate Interest Period will be the arithmetic mean of such quotations. If fewer than two quotations are provided, then LIBOR for such Floating Rate Period will be LIBOR in effect with respect to the immediately preceding Floating Rate Interest Period.

“Designated LIBOR Page” means the Reuters Screen LIBOR01 display page, or any successor page, on Reuters or any successor service (or any such other service(s) as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for US dollar deposits).

“Interest Determination Date” for each Floating Rate Interest Period will be the second London Banking Day preceding the first day of such Floating Rate Interest Period.

“London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means an amount that in the judgment of the calculation agent is representative for a single transaction in US dollars in such market at such time.

All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on the Issuer and on the holders of the Floating Rate Notes.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by law.

Tax Redemption:
The Issuer may redeem the Floating Rate Notes on any Interest Payment Date at 100% of their principal amount plus accrued interest, if any, in whole but not in part at any time upon a change in or amendment to the laws or regulations of a UK taxing jurisdiction, as described in the prospectus; upon not less than 30 nor more than 60 days’ notice to holders of the Floating Rate Notes.

Certain U.K. and U.S. Federal Tax Consequences:
A summary of material U.K. and U.S. federal tax consequences of the acquisition, ownership and disposition of the Floating Rate Notes is included in Exhibit 2 entitled “Certain U.K. and U.S. Federal Tax Consequences of Notes” to Lloyds Banking Group plc’s report on Form 6-K filed with the SEC on October 8, 2010.

Underwriting Discount:	0.25% ($2.50) per Floating Rate Note

Net Proceeds (Before Expenses):	$1,995,000,000

Calculation Agent:	The Bank of New York Mellon

CUSIP / ISIN:	539473 AK4 / US539473AK43

Expected Listing:	New York Stock Exchange

Denomination:	$1,000 x $1,000

Expected Ratings*:	Aa3 (stable) by Moody’s Investors Service, Inc. A+ (stable) by Standard & Poor’s Ratings Services AA- (stable) by Fitch Ratings

Joint Book-Runners and Joint Lead Managers:	Barclays Capital Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Lead Manager:	Lloyds TSB Bank plc

*  Note:   A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc and Lloyds TSB Bank plc have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc and Lloyds TSB Bank plc have filed with the SEC for more complete information about Lloyds Banking Group plc and Lloyds TSB Bank plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Lloyds Banking Group plc and Lloyds TSB Bank plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital toll-free at (888) 603-5847, Goldman, Sachs & Co. toll-free at (866) 471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.

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